EXHIBIT 4.10

AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT, dated as of the 20th day of December, 2005, (the “Effective Date”), is entered into by and between BioLineRx Ltd. (“BioLine”), Bar-Ilan Research and Development Company Ltd. (“BIRAD”) and Ramot at Tel Aviv University Ltd. (“Ramot”, and together with BIRAD, the “Licensors”).

WHEREAS, BioLine and the Licensors entered into that certain Research and License Agreement dated as of April 15, 2004 (the “Research and License Agreement”); and

WHEREAS, the parties desire to amend the Research and License Agreement as set out herein;

NOW, THEREFORE, the parties agree as follows:

1.            Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Research and License Agreement.

2.            Section 13.4.3 of the Resarch and License Agreement shall be deleted in its entirety and replaced with the following:

“13.4.3. Transfer of Regulatory Filings and Know How.  In the event BioLine terminates this Agreement pursuant to Section 13.3.1 or Ramot terminates this Agreement pursuant to Section 6.4, 13.3.2 or 13.3.3 (except in the circumstances set out in Section 13.3.3.2), BioLine shall promptly deliver and assign to Licensors (a) all documents and other materials filed by or on behalf of BioLine and its Affiliates with Regulatory Agencies in furtherance of applications for Regulatory Approval in the relevant country with respect to Licensed Products; and (b) all intellectual property, inventions, conceptions, compositions, materials, methods, processes, data, information, records, results, studies and analyses, discovered or acquired by, or on behalf of BioLine and its Affiliates which relate directly to actual or potential Licensed Products; provided, however, that to the extent that any of the items set forth in clauses (a) or (b) were developed using funds granted by the Office of Chief Scientist of the Israel Ministry of Industry, Trade and Labor (the “OCS”), such items are and remain subject to the rules and regulations of the OCS, including without limitation, the Law for the Encouragement of Industrial Research & Development, 1984.  The Licensors, the TAU Team and the BIU Team shall be entitled to freely use and to grant others the right to use all such materials, documents and know-how delivered pursuant to this 13.4.3.”

3.            Except as amended pursuant to this Amendment Agreement, the terms of the Research and License Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Ramot at Tel Aviv University Ltd.	BioLineRx Ltd.

By: /s/ Ze’ev Weinfeld, Ph.D.	By: /s/ Yuri Shoshan

Name: Ze’ev Weinfeld, Ph.D.	Name: Yuri Shoshan

Title: Executive Vice President	Title: Vice President
Business Development	Finance and Corporate Development

Bar-Ilan Research and Development Company Ltd.

By: /s/ Gabriel Kenan

Name:Gabriel Kenan

Title: CEO